UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 4, 2016

______________________________________

Chicopee Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	0-51996	20-4840562
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

70 Center Street

Chicopee, Massachusetts 01013
(Address of principal executive offices, zip code)

Registrant’s telephone number, including area code: (413) 594-6692

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

   ☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

   ☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

   ☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

   ☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

As previously announced, Westfield Financial, Inc. (the “Company”) and Chicopee Bancorp., Inc. (“Chicopee”) entered into an Agreement and Plan of Merger, dated as of April 4, 2016, by and between the Company and Chicopee, pursuant to which the Company will acquire Chicopee and its wholly owned subsidiary, Chicopee Savings Bank, subject to the terms and conditions set forth therein. The Company has updated its joint investor presentation which provides supplemental information regarding the proposed transaction that the Company intends to make available to investors and post on the investor relations portion of its website, which is located at www.chicopeesavings.com. The updated presentation includes additional information with regard to calculating the dilution to tangible book value of Westfield common stock related to the merger, and the amount of time over which that dilution is expected to be earned back. The presentation is furnished as Exhibit 99.1 to this report, and supersedes in its entirety the joint investor presentation filed as Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on April 4, 2016.

The information in the presentation shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. All annualized, pro forma, projected, combined, estimated and similar numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01	Financial Statements and Exhibits.

(a)     Not applicable.

(b)     Not applicable.

(c)     Not applicable.

(d)     Exhibits.

Exhibit No.	Description

99.1	Joint Investor Presentation dated April 6, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHICOPEE BANCORP, INC.

Date: April 6, 2016	By:	/s/ William J. Wagner
William J. Wagner
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Investor Presentation dated April 6, 2016